FOR IMMEDIATE RELEASE	NEWS RELEASE
Contact:
Robert M. Thornton, Jr.
Chairman and CEO
(770) 933-7000

SUNLINK HEALTH SYSTEMS, INC. AND HEALTHMONT, INC.

EXTEND AND MODIFY DEFINITIVE MERGER AGREEMENT

•	SunLink-HealthMont merger agreement extended through June 30, 2003
•	SunLink to advance $1.1 million to HealthMont
•	SunLink has assumed management of HealthMont’s Adel, Georgia and Fulton, Missouri hospitals
•	HealthMont has sold Texas hospital SunLink would not acquire
•	SunLink closed $700,000, 3-year term loan to partially fund HealthMont advances

Atlanta, Georgia (March 24, 2003)—SunLink Health Systems, Inc. (AMEX: SSY) today announced it has extended and modified its definitive merger agreement to acquire all of the shares of HealthMont, Inc., a privately held operator of community hospitals.

SunLink and HealthMont agreed to extend the merger agreement through June 30, 2003. In addition, SunLink agreed to extend a loan of $1.1 million to HealthMont. The loan, which bears interest at 15% per annum, is due December 31, 2004 if the merger does not occur. Proceeds of the loan are being used by HealthMont to repay senior debt of approximately $600,000 in connection with the sale of its hospital in San Benito, Texas (which SunLink is not acquiring) and to pay certain hospital and corporate costs up to approximately $500,000. SunLink has assumed management of HealthMont’s Adel, Georgia and Fulton, Missouri hospitals effective immediately under a management agreement extending through August 31, 2003. Upon completion of the merger, SunLink will operate eight community hospitals with an aggregate of 442 beds.

As a result of the modifications to the merger agreement and including the senior debt and capital lease obligations of approximately $10,200,000 anticipated to be assumed, plus estimated transaction costs, the cost of the acquisition is expected to be approximately $16,000,000.

Under the terms of the modified and extended merger agreement, the total number of shares SunLink would issue will not change. Upon completion of the merger, SunLink will issue to the shareholders of HealthMont up to 1,155,000 SunLink shares in consideration for all issued and outstanding capital stock of HealthMont and 95,000 shares to settle certain contractual obligations of HealthMont to its officers and directors. HealthMont currently has approximately 120 shareholders and approximately 6,248,000 HealthMont shares are expected to be outstanding immediately prior to closing. However, because SunLink has received warrants to purchase 135,000 HealthMont shares, the exchange ratio is expected to decline slightly, such that each HealthMont shareholder currently is expected to receive one common share of SunLink for each 5.4142 HealthMont shares (approximately 0.1847 of a share of SunLink for each share of HealthMont).

As provided for under the terms of the original merger agreement, SunLink will be obligated to issue, as part of the acquisition, approximately 20,000 of its common shares in connection with certain outstanding HealthMont options, approximately 27,000 shares upon exercise of outstanding warrants of HealthMont and 75,000 shares upon exercise of warrants to be issued by SunLink in connection with the transaction financing.

The transaction is expected to close before June 30, 2003. Completion of the merger is subject to a number of conditions, including regulatory approvals, SunLink and HealthMont shareholder approvals and modification of the terms of HealthMont’s existing senior debt.

SunLink said the unaudited net revenues of the two HealthMont facilities to be acquired through the merger were approximately $28,700,000, as reported by HealthMont for the twelve months ended January 31, 2003. HealthMont reported unaudited EBITDA (Earnings before interest, taxes, depreciation and amortization) of approximately $2,470,000 for the twelve months ended January 31, 2003 for the two facilities to be acquired. SunLink said it does not plan to add any corporate staff or to significantly increase its overhead as a result of the merger, and that HealthMont’s corporate staff and facilities will not be acquired in connection with the merger.

The commitment for a proposed $3,000,000, 3-year, secured term loan, which SunLink initially has arranged with Chatham Investment Fund, LLC, an Atlanta-based private investment fund, has been modified to allow SunLink to borrow up to $700,000 prior to completion of the merger under a note purchase agreement, with the remainder to be borrowed from Chatham under a second borrowing at completion of the merger. The Chatham borrowing would be used to repay $600,000 of HealthMont’s senior debt in connection with the sale of HealthMont’s San Benito, Texas, hospital and to pay certain HealthMont expenses and transaction costs. All of SunLink’s debt to Chatham will bear interest at 15% per annum. The Chatham debt requires SunLink to pay certain fees and issue warrants to Chatham to purchase 57,500 SunLink common shares at $0.01 per share when the Chatham commitment is fully funded. As noted above, in connection with SunLink’s loan to HealthMont, SunLink will receive warrants to purchase 135,000 HealthMont shares at $0.01 per share (convertible into approximately 25,000 SunLink shares at $0.1847 per share pursuant to the merger agreement) and SunLink will issue to Chatham warrants to purchase approximately 17,500 SunLink shares at $0.01 per share.

SunLink will discuss the HealthMont merger during a conference call on March 27, 2003 at 11:00 a.m. (Eastern Time). Interested parties can listen to the conference call by calling (800) 930-1344 and asking for the SunLink Health Systems, Inc.’s conference call. Following the conference call, a replay will be available for 30 days by calling (800) 839-6713 and entering the passcode 5570912 when prompted.

Additional Information:

Except for the historical and present factual information contained herein, the matters set forth in this release, including statements as to the expected date of the closing of the merger, future financial and operating results, expected benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements identified by words such as “expects,”

“believes,” “projects,” “intends,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, risks of internal operations and other risk factors relating to SunLink’s business and industry. For certain information regarding some of these risks and uncertainties, see SunLink’s Annual Report on Form 10-K, for the year ended June 30, 2002, as filed with the SEC on September 16, 2002. Such risks could cause actual results to differ materially from those which might be expected as a result of any such forward looking statement. SunLink disclaims any responsibility to update these forward-looking statements.

SunLink has filed a preliminary registration statement with a combined proxy statement/prospectus and other documents concerning the proposed acquisition with the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. A copy of the modified merger agreement and other transaction documents will be filed with the SEC by SunLink on Form 8-K and also will be an exhibit to the definitive combined proxy statement/prospectus. The merger agreement and all amendments to it also will be an exhibit to the registration statement. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed by SunLink with the SEC free of charge by requesting them in writing from SunLink Health Systems, Inc., 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339, Attention: Maria E. Robinson.

SunLink and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SunLink in connection with the merger. Information about the directors and executive officers of SunLink and their ownership of SunLink stock is set forth in the proxy statement for SunLink’s 2002 Annual Meeting of shareholders and will be contained in the registration statement filed with the SEC and in the proxy statement/prospectus to be mailed to the stockholders of SunLink and HealthMont. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. This press release does not constitute an offer of any securities for sale or the solicitation of any proxy.

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